# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MEXICO EQUITY & INCOME FUND INC, CIK 0000863900
CUSIP: 592834105
Title of class of securities: MEXICO EQUITY & INCOME FUND INC
Address of issuer's principal executive offices: U.S. BANCORP FUND SERVICES, LLC, 615 EAST MICHIGAN STREET, LC-2, MILWAUKEE, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001668256

## Reporting persons
- Matisse Capital: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 237,827; shared voting power 0; sole dispositive power 237,827; shared dispositive power 0; aggregate amount beneficially owned 237,827 (5.4% of the class)

## Item 1. Issuer
Name of issuer: MEXICO EQUITY & INCOME FUND INC
Address of issuer's principal executive offices: U.S. BANCORP FUND SERVICES, LLC, 615 EAST MICHIGAN STREET, LC-2, MILWAUKEE, WISCONSIN, 53202.

## Item 2. Person Filing
Name of person filing: Matisse Capital
Address of principal business office or, if none, residence:
15350 SW Sequoia Pkwy Suite 260
Portland, OR 97224
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 237,827
Percent of class: 5.4%
Sole power to vote or to direct the vote: 237,827
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 237,827
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Matisse Capital: Dennis R. Mason, Compliance Consultant (11/12/2024)